Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-218483 and No. 333-209760) and Form S-8 (No. 333-197977 and No. 333-186544) of Customers Bancorp, Inc. of our reports dated February 23, 2018, except for the effect of the restatement discussed in Note 4 and the material weakness, which are dated as of November 30, 2018, relating to the consolidated financial statements, and the effectiveness of Customers Bancorp, Inc.’s internal control over financial reporting, which appear in this Form 10-K/A. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania
November 30, 2018